SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                   FORM 6-K

                          REPORT OF A FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF JULY 2003

                            ----------------------

                               ASML HOLDING N.V.

                                  De Run 1110
                               5503 LA Veldhoven
                                The Netherlands
                   (Address of principal executive offices)

                            ----------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F /X/                Form 40-F  /_/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   /_/                    No  /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT

99.1 " ASML Investor Relations Advisory Re: Track Maintenance, Spare Parts and Product Supply Business Sale," dated July 3, 2003.

99.2 "Micronic Laser Systems and ASML Announce Intended Joint Venture for Optical Maskless Lithography, " dated July 18, 2003.

99.3 "Q2 2003 Results," presentation dated July 16, 2003.

99.4  Minutes of the Annual General Meeting of Shareholders held March 25, 2003.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ASML HOLDING N.V. (Registrant)

Date:  August 6, 2003                        By:   /s/ Peter T.F.M. Wennink
                                                   ------------------------
                                                   Peter T.F.M. Wennink
                                                   Executive Vice President
                                                   and Chief Financial Officer